____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Colombia Acquires the KC-390 Millennium to Modernize its Airlift and Aerial Refueling Capabilities

•	Colombia becomes the first Latin American nation beyond Brazil to acquire the Millennium and the 13th country worldwide to select the standard-setting aircraft

•	The KC-390 has been selected as the best platform to meet the operational needs and mission requirements of the Fuerza Aeroespacial Colombiana (FAC)

Bogotá, Colombia, August 4, 2026 – Embraer (NYSE: EMBJ/ B3: EMBJ3) announced today that the Fuerza Aeroespacial Colombiana (FAC) has signed a contract for the acquisition of two KC-390 Millennium multi-mission aircraft, marking a significant milestone in the modernization of Colombia’s airlift and aerial refueling capabilities. The contract also includes mission equipment, an integrated services and support package, and a comprehensive offset program designed to meet Colombia’s regulatory requirements.

The FAC’s KC-390 Millennium fleet will be capable of performing a wide range of missions, including humanitarian assistance, disaster relief, cargo and troop transport, airdrop operations, and air-to-air refueling. The aircraft will also feature full connectivity to operate seamlessly alongside Colombia’s recently acquired Gripen fighters, enhancing the nation’s operational readiness and interoperability.

"We are honored by the FAC’s decision to select the KC-390 Millennium. This choice reinforces a partnership that spans more than 35 years, dating back to the FAC’s acquisition of its first Embraer aircraft, an EMB-312 Tucano followed by the A-29 Super Tucano. The KC-390 will significantly expand and strengthen Colombia’s airlift and aerial refueling capabilities, setting a new standard for operational excellence," said Bosco da Costa Junior, President and CEO of Embraer Defense & Security.

The KC-390 Millennium, built and designed in the 21st century, is the most modern military transport aircraft in its class. It can carry more payload (26 tons) compared to other medium-sized military transport aircraft, flying faster (470 knots) and farther. It can perform a wide range of missions, including cargo and troop transport, equipment and personnel airdrops, medical evacuation, search and rescue (SAR), firefighting, and humanitarian missions, operating from temporary or unpaved runways. The aircraft, when configured with quick-installation air-to-air refueling equipment (AAR), can operate both as a tanker and as a receiver.

In addition to the Brazilian Air Force, this next-generation multi-mission aircraft has been selected by the air forces of Portugal, Hungary, the Republic of Korea, the Netherlands, Austria, the Czech Republic, Uzbekistan, Sweden, the United Arab Emirates, Slovakia, and Lithuania. The KC-390 Millennium delivers unmatched capability, reliability, versatility, and performance to meet the tactical and strategic needs of air forces worldwide with seamless interoperability.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations